Exhibit 12.2

Questar Gas Company
Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,
	2014	2013	2012
	(dollars in millions)
Earnings
Income before income taxes	$87.2	$84.7	$74.3
Add (deduct):
Fixed charges	28.7	22.5	24.4
Capitalized interest	(0.5)	(0.2)	(0.1)
Total Earnings	$115.4	$107.0	$98.6

Fixed Charges
Interest expense	$28.2	$22.3	$24.1
Capitalized interest	0.5	0.2	0.1
Estimate of interest within rental expense	—	—	0.2
Total Fixed Charges	$28.7	$22.5	$24.4

Ratio of Earnings to Fixed Charges	4.0	4.8	4.0

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.